SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-C

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WEGENER CORPORATION
(Name of Subject Company (Issuer))

RADYNE COMSTREAM INC.
(Name of Filing Person (Potential Offeror))

Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)

948585104
(CUSIP Number of Class of Securities)

Richard P. Johnson
Chief Financial Officer
Radyne ComStream Inc.
3138 E. Elwood Street
Phoenix, Arizona 85034
(602) 437-9620
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:

Steven D. Pidgeon, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004-2202
(602) 382-6300

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
Not Applicable*	Not Applicable*

     *      A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable	Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rules 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

THE FOLLOWING PRESS RELEASE IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO PURCHASE SHARES OF WEGENER CORPORATION OR A SOLICITATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. WHEN RADYNE COMSTREAM INC. COMMENCES A TENDER OFFER IT WILL FILE WITH THE SEC A TENDER OFFER STATEMENT. THAT STATEMENT, AND OTHER OFFER DOCUMENTS INCLUDED WITH THAT STATEMENT, WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF WEGENER ARE ADVISED TO CAREFULLY READ SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

          THE TENDER OFFER STATEMENT, AND OTHER DOCUMENTS INCLUDED WITH THAT STATEMENT, WILL BE MADE AVAILABLE TO STOCKHOLDERS OF WEGENER AT NO EXPENSE TO THEM. STOCKHOLDERS OF WEGENER MAY OBTAIN A FREE COPY OF SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, AND OTHER DOCUMENTS FILED BY WEGENER WITH THE SEC, AT THE SEC’S WEBSITE AT WWW.SEC.GOV. FREE COPIES OF SUCH OFFER DOCUMENTS, WHEN THEY BECOME AVAILABLE, MAY ALSO BE OBTAINED BY DIRECTING A REQUEST TO RADYNE COMSTREAM INC. 3138 EAST ELWOOD STREET, PHOENIX, AZ 85034, (602) 437-9620.

Radyne ComStream Inc. issued the following press release on April 21, 2003.

[Radyne ComStream Logo]	Press Release

Radyne ComStream Announces its Intent to Make a
$1.55 per Share Cash Tender Offer for Wegener Corporation

PHOENIX, AZ - April 21, 2003 — Radyne ComStream Inc. (Nasdaq: RADN; Warrants: RADNW), today announced its intent to make a cash tender offer for all of the outstanding shares of common stock of Wegener Corporation (Nasdaq: WGNR) for $1.55 per share. The offer price represents over a 70% premium to the value of Wegener’s average closing stock price during the past 30 trading days. Depending upon the number of shares purchased by Radyne ComStream, following completion of the tender offer, Radyne ComStream intends to consummate a second-step merger in which all remaining Wegener stockholders would receive the same cash price paid in the tender offer.

Based on the latest publicly available information, Wegener has approximately 12.3 million shares outstanding on a fully diluted basis, which would give Radyne ComStream’s proposal a total equity value of approximately $19.1 million. The acquisition is expected to be accretive to Radyne ComStream’s earnings per share.

Bob Fitting, CEO of Radyne ComStream, said, “We have been forced to take our offer directly to Wegener stockholders after continued refusals by Wegener to consider seriously Radyne ComStream’s offer to acquire the company. We believe that the stockholders should have the option to choose a transaction providing them with the greatest value.”

On April 1, 2003, Radyne ComStream made an offer to the Wegener board of directors to acquire through a merger all the outstanding shares of Wegener for $1.55 per share in cash. The merger offer was ignored by the Wegener board.

Snell & Wilmer LLP is acting as legal counsel to Radyne ComStream.

About the Tender Offer

Radyne Comstream’s offer will be subject to typical tender conditions and customary regulatory approvals, but will not be conditioned upon financing or completion of due diligence. Radyne ComStream has sufficient cash on hand to fund its offer for all of the outstanding shares of Wegener.

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. Radyne Comstream expects to commence the tender offer as soon as practicable. Once the tender offer is commenced, offering materials will be mailed to Wegener stockholders and Radyne Comstream will file all necessary information with the United States Securities and Exchange Commission. Under applicable law, Wegener is required to file with the SEC a statement as to its position on the offer as well as other required information within 10 business days of the date on which the offer is commenced. The tender offer is being made only through an offer to purchase and related letter of transmittal.

Notice for Wegener Stockholders

Wegener stockholders and other interested parties are urged to read Radyne Comstream’s tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders may obtain a free copy of these statements (when available) and other relevant documents at the SEC’s Web site, www.sec.gov, or from Radyne ComStream Inc. at 3138 East Elwood Street Phoenix, AZ 85034, Attn: Investor Relations.

About Radyne ComStream

Radyne ComStream designs, manufactures, sells, integrates and installs products, systems and software used for the transmission and reception of data and video over satellite, microwave and cable communication networks. The company, through the Tiernan subsidiary (www.tiernan.com), is a supplier of HDTV and SDTV encoding and transmission equipment. The Armer subsidiary (www.armercom.com) provides innovative solutions for the integration and installation of turnkey communications systems. The company has offices in the U.S. located in Phoenix, San Diego and Boca Raton, and internationally in Singapore, Beijing, Jakarta and London. The company also has sales and/or service centers in Rio de Janeiro, Bangalore, Shanghai and Moscow. For more information visit our web site at www.radn.com.

Contact: Rich Johnson, Chief Financial Officer, Radyne ComStream, 602.437.9620

Safe Harbor Paragraph for Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”) and Radyne ComStream claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “intends” or “anticipates,” and do not reflect historical facts. Specific forward-looking statements contained in this press release include, but are not limited to those that relate to consummation of the tender offer and any subsequent merger, together with any other statements that are not historical. These statements are based on management’s current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied, and the application of certain anti-takeover provisions contained in Wegener Corporation’s Certificate of Incorporation and in the Delaware General Corporation Laws. Radyne Comstream wishes to caution the reader that these factors, as well as other factors described in Radyne ComStream’s SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

Other factors that may affect forward-looking statements and the Company’s business generally include but are not limited to:

     •     Prospects of the international markets and global economy given that Radyne ComStream depends heavily on international sales.

     •     A downturn in the evolving telecommunications and Internet industries.

     •     Risk factors and cautionary statements made in Radyne ComStream’s Annual Report on Form 10-K for the period ended December 31, 2002 and in its Quarterly Report of Form 10-Q for the period ended March 31, 2003.

     •     The effect that acts of international terrorism may have on Radyne ComStream’s ability to ship products abroad.

     •     Other factors that Radyne ComStream is currently unable to identify or quantify, but may exist in the future.

Forward-looking statements speak only as of the date the statement was made. Radyne ComStream does not undertake and specifically declines any obligation to update any forward-looking statements.

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